

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2015

Via E-mail
Ms. JJ Fueser
UNITE HERE
243 Golden Gate Avenue
San Francisco, CA 94102

> **Re: Pinnacle Entertainment, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A filed by UNITE HERE**
> **Filed March 19, 2015**
> **File No. 001-13641**

Dear Ms. Fueser:

We have reviewed your filing and have the following comment.

General

1.   If you retain the reference to "Tobin's Q values," please disclose the meaning of this term.

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Andrew Kahn, Esq.
        Davis, Cowell & Bowe, LLP